

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2014

<u>Via E-mail</u>
William A. Coskey
Chief Executive Officer
ENGlobal Corporation
654 N. Sam Houston Parkway E.
Suite 400
Houston, TX 77060-5914

     Re: ENGlobal Corporation
              Form 10-K for the Fiscal Year Ended December 29, 2012
              Filed April 15, 2013
              File No. 1-14217

Dear Mr. Coskey:

       We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ John Cash

                        John Cash
                        Accounting Branch Chief

CC: Mark Hess, Chief Financial Officer (via e-mail)